SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  October 18, 2002


                              PUBLICIS GROUPE S.A.

                         133, AVENUE DES CHAMPS-ELYSEES
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes               No     X
                             -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Content: Consolidated interim report of Publicis Groupe S.A. for the first six months of 2002 as published in the Bulletin des Annonces Legales Obligatoires in France (unofficial English translation).


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                                  EXHIBIT LIST


Exhibit         Description

99.1 Consolidated interim report of Publicis Groupe S.A. for the first six months of 2002 as published in the Bulletin des Annonces Legales Obligatoires in France (unofficial English Translation).


The information presented herein shall be deemed filed by Publicis Groupe S.A. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and incorporation by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    PUBLICIS GROUPE S.A.



                                    By: /s/ Jean-Michel Etienne
                                        --------------------------------
                                        Jean-Michel Etienne
                                        Chief Financial Officer


Date: October 18, 2002.